SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of August 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: August 28, 2024	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

Ceragon to Participate at Lake Street Best Ideas Growth Conference
on September 12, 2024

Rosh Ha'ain, Israel, August 28, 2024 – Ceragon (NASDAQ: CRNT), the leading solutions provider of end-to-end wireless connectivity, today announced that management will participate at the Lake Street Capital Markets 8th Annual Best Ideas Growth “Big8” Conference in New York City.

Doron Arazi, CEO, will host one-on-one meetings with institutional investors, discussing the company’s growth strategy and its effort to unlock operating leverage in its business model.

Investors interested in scheduling a meeting with Doron can email their Lake Street representative for more information or contact FNK IR at crnt@fnkir.com.

About the Lake Street “Big8” Conference
Lake Street Capital Markets is a research-powered investment bank focused on growth companies. The Best Ideas Growth Conference is Lake Street’s annual invitation-only event, featuring dynamic, small-cap companies interacting with top institutional investors. The format has been designed to give attendees direct access to senior management via one-on-one & group meeting formats. Learn more about Lake Street at https://www.lakestreetcapitalmarkets.com/.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com